SIDLEY AUSTIN LLP
787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

September 1, 2022

VIA EDGAR

Ms. Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 1137 to the Registration Statement

on Form N-1A of BlackRock FundsSM (the “Trust”) on behalf of its series,

Circle Reserve Fund (File Nos. 33-26305 and 811-05742)

Dear Ms. O’Neal:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 1137 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) on behalf of Circle Reserve Fund (the “Fund”).

The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment become effective on September 1, 2022.

The Amendment is being filed for the purpose of (i) completing the information required to be provided in the Registration Statement and (ii) making certain other non-material changes which the Fund deemed appropriate.

The Amendment also includes interactive data format risk/return summary information in Inline XBRL that mirrors the risk/return summary information in the Amendment.

We have reviewed the Amendment and represent to the Securities and Exchange Commission that, to our knowledge, such Amendment does not contain disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

September 1, 2022

The Amendment also contains the Trust’s responses (A) to the telephonic comments provided by Ms. Deborah O’Neal of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on July 12, 2022 regarding the Trust’s Post-Effective Amendment No. 1123 to its Registration Statement filed with the Commission on May 26, 2022 pursuant to Rule 485(a) under the Securities Act, (B) to the further telephonic comments provided by Ms. Deborah O’Neal, Mr. Keith O’Connell and Ms. Jennifer McHugh of the Staff on August 15, 2022 and (C) to the further telephonic comments provided by Ms. Deborah O’Neal and Ms. Jennifer McHugh of the Staff on August 26, 2022, regarding the same Post-Effective Amendment. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Trust. The Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

A. Telephonic Comments Provided on July 12, 2022

General

Comment 1: The Staff notes that the Fund’s proposed name is “Circle Reserve Fund.” Please explain in correspondence the Trust’s view whether this name suggests that investors in the Fund will be making an investment in digital currency sponsored by Circle Internet Financial, LLC (“Circle”).

Response: The Trust does not believe that the name “Circle Reserve Fund” suggests that the Fund will be making an investment in the digital currency of which Circle is a principal operator. In particular, the Trust thinks having the word “Reserve” in the name of the Fund clarifies this point. The Fund’s shares are available for purchase only by Circle Internet Financial, LLC (“Circle”) and are intended to be used to invest the reserves from the USD Coin (“USDC”), a stablecoin of which Circle is the principal operator. The Trust believes the name with the inclusion of the word “Reserve” is reflective of this and will not cause confusion.

Comment 2: Please explain in correspondence why the Fund is appropriate as a series of a registered investment company rather than a private fund or separately managed account. If applicable, explain any marketing considerations that factored into the registered investment company structure.

Response: While a portion of the reserves are currently being managed in a separate account by BlackRock and could be managed in a private fund, a registered investment company provides multiple benefits. First, it is easier to invest in dealer repurchase agreements through a money market fund. BlackRock has existing trading arrangements with a number of counterparties that would allow the Fund to trade more quickly and in a more efficient manner. Additionally, if the Fund meets the eligibility requirements of the Federal Reserve Bank of New York Reverse Repurchase Facility (“Fed RRP”), the Fund could apply to be a counterparty where the Fund would be the buyer of securities, whereas private funds and separately managed accounts are currently not eligible to become a counterparty. The Fed RRP would open additional trading opportunities for the Fund. Given the anticipated size of the Fund, repurchase agreements will ultimately play an important role in the liquidity profile of the portfolio. Second, the Fund provides transparency to the marketplace around the quality and profile of the invested reserve assets. BlackRock did not take other marketing considerations into account when deciding to register the Fund.

September 1, 2022

Prospectus

Fee Table

Comment 3: Please provide the completed fee table and expense examples for the Fund’s Institutional Shares a week prior to the effectiveness of the Fund’s registration statement.

Response: The completed fee table and expense examples for the Fund’s Institutional Shares were provided supplementally to the Staff on August 1, 2022.

Comment 4: In the fee table relating to Institutional Shares of the Fund, a footnote explains that BlackRock Advisors, LLC, as investment manager, has contractually agreed to waive fees and/or reimburse fees or expenses in order to limit Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements (excluding Dividend Expense, Interest Expense, Acquired Fund Fees and Expenses and certain other Fund expenses) from exceeding a certain amount. Please discuss in correspondence whether any waivers or reimbursements pursuant to this contractual agreement can be recouped by BlackRock Advisors, LLC in subsequent periods.

Response: BlackRock Advisors, LLC may not “recoup” any waivers or reimbursements under this contractual agreement.

Comment 5: With respect to the contractual expense limitation described in the previous comment, please explain in correspondence whether such contractual limitation will last for at least one year.

Response: The Fund’s disclosure has been revised to indicate that the expiration date for the contractual expense limitation is June 30, 2024, i.e., more than one year from the expected effective date of the Fund’s registration statement.

Investment Strategies

Comment 6: The Fund’s principal strategies state that the Fund “invests at least 99.5% of its total assets in cash, U.S. Treasury bills, notes and other obligations issued or guaranteed as to principal and interest by the U.S. Treasury, and repurchase agreements secured by such obligations or cash.” Please explain in correspondence whether the Fund intends to invest in any government agency securities (e.g., Freddie Mac or Fannie Mae).

September 1, 2022

Response: As discussed in the Fund’s principal strategies, the 99.5% bucket will only be available for cash, U.S. Treasury bills, notes and other obligations issued or guaranteed as to principal and interest by the U.S. Treasury, and repurchase agreements secured by such obligations or cash. While there is no current intention to invest in government agency debt in the Fund, the Investment Manager could invest up to 0.5% of the Fund’s total assets in such debt (or other investments that are eligible for purchase under Rule 2a-7) at times when it believes it is in the best interests of the Fund to do so.

Comment 7: The Fund’s principal strategies and risks disclose that the Fund may invest in variable and floating rate instruments. Please explain in correspondence what types of investments in variable and floating rate instruments the Fund intends to make.

Response: The Fund may invest in Floating Rate Notes (“FRNs”) issued by the U.S. Treasury. These notes are generally issued with a short-term (i.e., with a term of 2 years) and have a coupon that resets periodically. In the future, the Fund may invest in other eligible variable or floating rate instruments issued by the U.S. Treasury.

Comment 8: In the Details About the Fund section, the Fund states that BlackRock, the Fund’s investment adviser, “must consider factors that could affect the Fund’s liquidity needs, including characteristics of the Fund’s investors and their likely redemptions.” Please explain in correspondence how the Trust considers liquidity factors in light of Circle being the sole investor.

Response: As part of the Fund’s obligations under Rule 2a-7(d)(4) under the Investment Company Act, BlackRock has performed due diligence on Circle. As part of BlackRock’s ongoing liquidity analysis and know your customer process for the Fund, BlackRock intends to continue to have recurring communications with Circle to understand its minting (creation) and burning (redemption) activities of USDC. Furthermore, BlackRock has been managing a separate account for the reserves and has a history of its liquidity needs. BlackRock will couple this information with its regular stress testing risk tools that it uses with all of its money market portfolios.

As part of its analysis, BlackRock considers the use of overnight repurchase agreements as an important liquidity tool (accessed more easily through the registered investment company structure). Additionally, BlackRock understands that Circle will maintain a portion of the reserves in bank deposit accounts which may provide additional liquidity for redemptions of USD Coins during volatile markets.

If Circle were to seek to redeem the entire Fund in a single day (which would be inconsistent with its activity in other accounts with daily liquidity to date), BlackRock would look to the tools mentioned below in the responses to Comments 9 and 10 to ensure the Fund could meet the redemptions.

Comment 9: Please explain in correspondence how the Trust expects the Fund’s investment strategies to be adjusted if faced with greater than normal liquidity needs.

September 1, 2022

Response: When faced with greater than normal liquidity needs, the Fund will likely seek to invest in additional overnight repurchase agreements to provide additional liquidity in the portfolio. Additionally, the Fund could move to investing in shorter-dated Treasuries. The Treasury market is one of the most liquid short-term markets and provides an additional outlet if securities in the portfolio needed to be sold for liquidity purposes. Lastly, the Fund may maintain higher cash balances in certain market conditions. All of these adjustments would be in connection with BlackRock’s liquidity analysis discussed in the response to Comment 8 above.

Comment 10: Please explain in correspondence what tools are available to the Trust should the Fund be faced with greater than normal liquidity needs.

Response: In addition to the liquidity analysis discussed in the response to Comment 8 and the portfolio tools discussed in the response to Comment 9, the Fund would be permitted to use in-kind redemptions to meet greater than normal liquidity needs, or, if Circle were to seek to redeem the entire Fund in a single day, if the need arose. The Fund could also avail itself of its ability to postpone redemption payments up to seven days in accordance with Section 22(e) or as a last option suspend redemptions and move to an orderly liquidation provided that the requirements of Rule 22e-3 are satisfied.

Comment 11: The section entitled “Details About the Fund—How the Fund Invests—Other Investments—Borrowing” states that “The Fund will borrow money when BlackRock believes that the return from securities purchased with borrowed funds will be greater than the cost of the borrowing.” Please consider whether this statement is accurate and, if not, consider removing this disclosure.

Response: The Fund does not intend to purchase securities using borrowed money. The sentence described above has been removed.

Comment 12: The section entitled “Details About the Fund—How the Fund Invests—Other Investments—Investment Company Securities” states that “The Fund may invest in securities issued by other open-end or closed-end investment companies, including affiliated investment companies, as permitted by the Investment Company Act.” Please explain in correspondence whether this disclosure is meant to cover potential investments in a master fund as part of a master-feeder structure.

Response: While the language in this section covers the Fund’s investments in other investment companies, it is not meant to cover the Fund’s potential investment in a master portfolio as part of a master-feeder structure. The Fund does not have any current intention to invest in a master portfolio as a feeder fund.

Comment 13: The section entitled “Details About the Fund—How the Fund Invests—Other Investments—Reverse Repurchase Agreements” states that the Fund may enter into reverse repurchase agreements. Please explain in correspondence whether the Fund intends to invest in reverse repurchase agreements. If so, please explain how these would be consistent with the Fund’s investment restrictions. If not, please consider deleting.

September 1, 2022

Response: The Trust has removed references to reverse repurchase agreements in the Fund’s registration statement as being applicable to the Fund.

Risk Factors

Comment 14: In the principal risks section, please consider adding a risk factor that explains that flows in and out of the Fund will come from one investor and the size of such flows will depend on purchases and sales of a particular stable coin digital asset. Further explain that the need for less reserves in the digital asset could cause substantial redemptions of the Fund’s shares.

Response: The Principal Risks of the Fund section has been amended to add the following risk factor:

Shareholder Purchase/Redemption Risk—Shares of the Fund are held by Circle Internet Financial, LLC (“Circle”) as a portion of the reserves associated with Circle’s issuance of stablecoins to customers. The assets of the Fund are expected to fluctuate depending on the creation (mining) of additional stablecoins or the redemption (burning) of such coins. Stablecoins may face periods of uncertainty resulting in the potential for rapid requests by Circle for redemption of the Fund’s shares.

Comment 15: In the Details About the Fund section, please consider adding a risk factor that generally describes the risks associated with having a single investor in the Fund.

Response: The following risk factor has been added to the Principal Risks of the Fund:

Large-Scale Redemption Risk—Redemptions of a large number of Fund shares may adversely affect the Fund’s liquidity and net assets. These redemptions may force the Fund to sell portfolio securities to meet redemption requests when it might not otherwise do so, which may negatively impact the Fund. In addition, large redemptions can result in the Fund’s current expenses being allocated over a smaller asset base, which generally could result in an increase in the Fund’s expense ratio.

Comment 16: The section entitled “Details About the Fund—Investment Risks—Other Risks of Investing in the Fund—Illiquid Investments Risk” states as follows:

The Fund’s illiquid investments may reduce the returns of the Fund because it may be difficult to sell the illiquid investments at an advantageous time or price. The Fund may be unable to pay redemption proceeds within the time period stated in this prospectus because of unusual market conditions, an unusually high volume of redemption requests, or other reasons.

September 1, 2022

Please consider making this disclosure more prominent, e.g., by including it in boldface type.

Response: The Trust has put the last sentence in this risk factor in italics.

Comment 17: The section entitled “Details About the Fund—Investment Risks—Other Risks of Investing in the Fund— Investment in Other Investment Companies Risk” suggests that the Fund may invest in exchange-traded funds. Please consider removing the reference to the Fund investing in exchange-traded funds. The Staff notes that the definition of “Eligible Securities” in the Glossary does not include exchange-traded funds. Also explain whether this risk factor is meant to cover potential investments in a master fund as part of a master-feeder structure.

Response: The Trust has considered the Staff’s comment and has removed the reference to ETFs. Furthermore, while the language in this risk factor covers the Fund’s investments in other investment companies, it is not meant to cover the Fund’s potential investment in a master portfolio as part of a master-feeder structure. As discussed above, the Fund does not have any current intention to invest in a master portfolio as a feeder fund. The Fund will remove references to closed-end Funds from the description in the risk factor.

Comment 18: The section entitled “Details About the Fund—Investment Risks—Other Risks of Investing in the Fund—Reverse Repurchase Agreements Risk” describes certain risks of the Fund’s use of reverse repurchase agreements. Please explain in correspondence whether the Fund intends to invest in reverse repurchase agreements. If so, please explain how these would be consistent with the Fund’s investment restrictions. If not, please consider deleting.

Response: As noted in Comment 13 above, the Trust has removed references to reverse repurchase agreements as being applicable to the Fund.

Other

Comment 19: Please consider tailoring the disclosure in the section entitled “Account Information-How to Buy and Sell Shares” given that Circle is the only permitted investor.

Response: The Trust has considered the Staff’s comment and has tailored the Fund’s disclosure in this section.

Comment 20: The section entitled “Account Information—Master/Feeder Structure” explains that the Fund may in the future determine to become a “feeder” fund that invests all of its assets in another open-end investment company (a “master fund”) that has the same investment objective and strategies as the Fund. Please explain in correspondence the extent to which the Fund expects to be a feeder fund in a master-feeder structure.

September 1, 2022

Response: As discussed above, the Fund does not have any current intention to invest in a master portfolio as a feeder fund. References to the Fund participating as a feeder fund in a master-feeder structure have been removed.

Comment 21: The section entitled “Management of the Fund—BlackRock” explains that a discussion of the basis for the Board of Trustee’s approval of the management agreement with respect to the Fund will be included in the Fund’s first shareholder report following commencement of operations. Please state the date and period covered by the first shareholder report.

Response: The Fund’s disclosure has been removed and replaced with the following:

A discussion of the basis for the Board’s approval of the Management Agreement with respect to the Fund will be included in the Fund’s semi-annual report for the fiscal period ended October 31, 2022.

Comment 22: The section entitled “Glossary” contains a definition of “Interest Expense” as follows:

Interest Expense — the cost of borrowing money to buy additional securities, primarily through reverse repurchase agreements (under which the Fund sells securities and agrees to buy them back at a particular date and price).

Please explain in correspondence the extent to which the Fund expects to borrow money to buy additional securities and to use reverse repurchase agreements.

Response: The Fund does not intend to purchase securities using borrowed money or use reverse repurchase agreements. Accordingly, the definition described above has been removed.

Statement of Additional Information

Comment 23: The section of the SAI Part I entitled “Investment Objectives and Policies” explains that an “Eligible Security” includes a security that is “issued or guaranteed as to principal or interest by the U.S. Government or any of its agencies or instrumentalities.” Please explain in correspondence the extent to which the Fund expects to hold government agency securities.

Response: Please see the response to Comment 6 above.

Comment 24: The Staff notes that in the investments chart in the section of the SAI Part I entitled “Investment Objectives and Policies,” the boxes relating to the interfund lending program are not checked. Please confirm in correspondence that the Fund does not intend to participate in interfund lending.

September 1, 2022

Response: The Trust confirms that the Fund does not intend to participate in interfund lending.

Comment 25: The Staff notes that in the section of the SAI Part I entitled “Investment Restrictions,” the Fund has a fundamental policy that states that the Fund may not borrow money, except as permitted under the Investment Company Act. Please confirm in correspondence the extent to which the Fund intends to borrow money.

Response: The Fund does not currently intend to borrow money. The Trust, however, would respectfully like to keep the disclosure, as the Fund may borrow in the future subject to the restrictions of the Investment Company Act, including Rule 2a-7 thereunder, for liquidity purposes.

Comment 26: The Staff notes that in the section of the SAI Part I entitled “Investment Restrictions,” the Fund has a fundamental policy that states that the Fund may not issue senior securities to the extent such issuance would violate the Investment Company Act. Please confirm in correspondence the extent to which the Fund intends to issue senior securities.

Response: The Fund does not intend to issue senior securities. However, the Fund reserves the right to borrow for liquidity purposes in compliance with sections 18(f) and (g) of the Investment Company Act and to invest in securities on a when-issued or forward-settling basis, or with a non-standard settlement cycle in compliance with Rule 18f-4.

Comment 27: The Staff notes that in the section of the SAI Part I entitled “Investment Restrictions,” the Fund has a fundamental policy that states that the Fund may not make loans to the extent prohibited by the Investment Company Act. Please confirm in correspondence the extent to which the Fund intends to make loans.

Response: The Fund does not currently intend to make loans.

Comment 28: The Staff notes that in the section of the SAI Part I entitled “Investment Restrictions,” the Fund discloses that it has received an exemptive order from the SEC permitting it to borrow through an interfund lending program, subject to the conditions of the exemptive order. Please confirm in correspondence the extent to which the Fund intends to participate in interfund lending.

Response: Please see the response to Comment 24.

Comment 29: The Staff notes that in the section of the SAI Part I entitled “Investment Restrictions,” the Fund makes the following disclosure:

Borrowing money to increase portfolio holdings is known as “leveraging.” Certain trading practices and investments, such as reverse repurchase agreements, may be considered to be borrowings or involve leverage and thus are subject to the Investment Company Act restrictions.

September 1, 2022

Please discuss in correspondence the extent to which the Fund intends to engage in borrowing or leveraging. Consider revising the disclosure above accordingly.

Response: Please see the responses to Comment 25 and 26. The disclosure referenced above has been removed.

Comment 30: The Staff notes that in the section of the SAI Part II entitled “Investment Risks and Considerations,” the Fund has sub-sections regarding interfund lending, reverse repurchase agreements and securities lending. Please confirm in correspondence the extent to which this disclosure is applicable to the Fund.

Response: Trust notes that the Part II of the SAI is shared by multiple funds and disclosure is only applicable to a particular fund to the extent that in the section of the Part I of the SAI entitled “Investment Objectives and Policies,” the fund checks a box corresponding to that disclosure item. The Fund has not checked the boxes for interfund lending and securities lending and is removing the check for reverse repurchase agreements, so these sections of the SAI Part II are not applicable to the Fund.

B. Telephonic Comments Provided on August 15, 2022

General

Comment 31: Please explain in correspondence how the Trust intends to seed the Fund.

Response: Circle intends to seed the Fund with cash shortly after the Registration Statement is effective. At this time, neither the Fund nor BlackRock is expecting to receive in-kind securities from the separate account BlackRock manages for Circle to seed the Fund.

Prospectus

Investment Strategies

Comment 32: In the response to Comment 8 above, the Trust states that,“. . . BlackRock understands that Circle will maintain a portion of the reserves in bank deposit accounts which may provide additional liquidity for redemptions of USD Coins during volatile markets.” Please explain in correspondence whether Circle or a parent company of Circle expects to hold a certain percentage of such reserves in the Fund and in bank accounts, and if so, the approximate percentage of such reserves it expects to hold in each.

September 1, 2022

Response: BlackRock and Circle have publicly announced that BlackRock will be the primary asset manager of USDC reserves. As requested, BlackRock has advised the Staff (by phone call to Ms. McHugh, Mr. O’Connell and Ms. O’Neal on August 23, 2022) as to its understanding of how Circle or its affiliates may allocate reserves as between the Fund and in bank accounts. This information is based on BlackRock’s understanding of Circle’s current expectations and is subject to change. As noted in previous responses, BlackRock has many tools to deal with liquidity within the Fund.

Comment 33: The section entitled “Details About the Fund—How the Fund Invests—Other Investments—Investment Company Securities” states that, “The Fund may invest in securities issued by other open-end or closed-end investment companies, including affiliated investment companies, as permitted by the Investment Company Act.” Please consider modifying this disclosure to remove the reference to “other open-end or closed-end investment companies” and replace it with a reference to “other money market funds”.

Response: The Trust has considered the Staff’s comment and has made the requested modification.

Risk Factors

Comment 34: The section entitled “Details About the Fund—Investment Risks—Other Risks of Investing in the Fund— Investment in Other Investment Companies Risk” states that, “As with other investments, investments in other investment companies, including exchange-traded funds, are subject to market and selection risk.” Please consider modifying this disclosure to remove the reference to “investments in other investment companies” and replace it with a reference to “investments in other money market funds”.

Response: The Trust has considered the Staff’s comment and has made the requested modification.

Comment 35: The section entitled “Details About the Fund—Investment Risks—Other Risks of Investing in the Fund—Illiquid Investments Risk” states as follows:

The Fund’s illiquid investments may reduce the returns of the Fund because it may be difficult to sell the illiquid investments at an advantageous time or price. The Fund may be unable to pay redemption proceeds within the time period stated in this prospectus because of unusual market conditions, an unusually high volume of redemption requests, or other reasons.

Please consider making the entirety of this risk factor more prominent, not just the last sentence.

Response: The Trust has put the entirety of this risk factor in italics.

September 1, 2022

Statement of Additional Information

Comment 36: The Staff notes that in the section of the SAI Part I entitled “Investment Restrictions,” the Fund has a fundamental policy that states that the Fund may not borrow money, except as permitted under the Investment Company Act. Please consider adding disclosure to the SAI to the effect that the Fund does not currently intend to borrow money for leverage purposes.

Response: The Trust has considered the Staff’s comment and has made the requested addition.

C. Telephonic Comments Provided on August 26, 2022

Prospectus

Comment 37: In light of the discussions with the Staff regarding the likely initial size of the Fund, please reconsider the stated minimum initial investment amount.

Response: The Trust has considered the Staff’s comment and has amended the disclosure in the Fund’s prospectus to reduce the minimum initial investment amount.

Statement of Additional Information

Comment 38: The Staff notes that in the section of the SAI Part I entitled “Investment Restrictions,” the Fund discloses that “The policy in (2) above [related to borrowing] will be interpreted to permit the Fund to engage in trading practices and investments that may be considered to be borrowing or to involve leverage to the extent permitted by the Investment Company Act.” Please explain in correspondence what trading practices the Fund may use that “may be considered to be borrowing or to involve leverage.”

Response: As discussed above, the Fund reserves the right to invest in securities on a when-issued or forward-settling basis, or with a non-standard settlement cycle in compliance with Rule 18f-4.

* * * * * * * * * *

Please do not hesitate to contact me at (212) 839-5511 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,

/s/ Douglas E. McCormack
Douglas E. McCormack

cc:	Tricia Meyer

Jesse C. Kean